SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	2018FY Q3 Investor presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: February 7, 2018

JAGUAR LAND ROVER
RESULTS FOR THE THREE AND NINE MONTHS ENDED 31 DECEMBER 2017
AS INCLUDED IN TATA MOTORS GROUP PRESENTATION
Kenneth Gregor, CFO 5 February 2018

DISCLAIMER
Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover Automotive plc and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors—Q3 FY18 represents the 3 month period from 1 October 2017 to 31 December 2017—Q3 FY17 represents the 3 month period from 1 October 2016 to 31 December 2016—9M FY18 represents the 9 month period from 1 April 2017 to 31 December 2017—9M FY17 represents the 9 month period from 1 April 2016 to 31 December 2016 Unless stated otherwise sales volumes are expressed in thousand units, and financial values are in GBP millions Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU. Retail volume data includes and wholesale volume excludes sales from the Company’s unconsolidated Chinese joint venture (“CJLR”) EBITDA is defined profit before income tax expense, exceptional items, finance expense (net), finance income, gains/losses on unrealised commodity derivatives, foreign exchange gains/losses on unrealised derivatives as well as debt (not designated as hedges) and realised currency derivatives entered into to hedge certain foreign currency debt, share of profit/loss from equity accounted investments and depreciation and amortisation. EBIT is defined as profit before income tax expense, exceptional items, finance expense (net), finance income, gains/losses on unrealised commodity derivatives, foreign exchange gains/losses on unrealised derivatives as well as debt (not designated as hedges) Certain analysis undertaken and represented in this document may constitute an estimate from the Company and may differ from the actual underlying results—2 –

AGENDA Business highlights 4 Financial performance for the quarter and year to date 5 JLR strategic priorities 12 Looking ahead 21 Closing Q&A—3—

Business highlights 4 new products and other developments New Products Other Developments E-PACE on sale in the UK and 18MY Range Rover Sport with Continuing to expand production at New Slovakia plant on track for Europe since November 2017 PHEV models now on sale our UK engine plant start of production end 2018 Long wheel base XEL on sale from 18MY Range Rover with PHEV JLR is taking part in the UK’s first Jaguar F-PACE, E-PACE and Velar our China JV since December 2017 models now on sale road tests for autonomous vehicles secure 5 star Euro NCAP rating—4 –

Q3 revenue up 4%, PBT Ł63m lower 17MY run-out, higher D&A; exceptional gain in FY17    9 Months    Q3 Revenue PBT EBITDA    IFRS, Łm Higher wholesales (2,829 units) led by Velar, offset by RR and RR Sport model year changeover Q3 FY17 included Ł85m Tianjin recovery Higher D&A from investment in new models, technology and capacity Higher wholesales (7,119 units) Higher incentives, launch and growth costs and higher D&A from investment in new models, technology and capacity Includes Ł437m credit for pension benefit change —5—

Q3 retails 154.4k, up 3.5% China, Overseas higher; UK, Europe, NA lower    YoY Wholesales Units 34.0 21.8 32.7 18.4 26.9 YoY (9.7)% (8.0)% 1.8% 14.4% 25.6%    Retail volumes include sales from Chery Jaguar Land Rover – Q3 FY18 23,388 units, Q3 FY17 19,395 units Wholesale volumes exclude sales from Chery Jaguar Land Rover – Q3 FY18 25,328 units, Q3 FY17 21,335 units

Q3 retails 154.4k, up 3.5%

Velar and Discovery ramp up, RR and RR Sport 17MY run-out



6.8
10.7
2.2
0.6
18.5
2.4
29.7
12.9
24.7
17.1
16.5
12.5
XE
XF
XJ
E-PACE
F-PACE
F-TYPE
Discovery Sport
Discovery
RR Evoque
RR Velar
RR Sport
Range Rover

	XE	XF	XJ	E-PACE	F-PACE	F-TYPE	Discovery Sport	Discovery	RR Evoque	RR Velar	RR Sport	Range Rover
YoY	(4.1)	0.9	(0.8)	0.6	(0.9)	0.0	(1.1)	4.9	(3.0)	17.1	(6.2)	(2.2)
Wholesales												
Units	6.2	5.2	2.2	1.8	16.8	2.4	18.0	13.8	19.5	20.3	16.1	11.5
YoY	(6.3)	0.0	(0.5)	1.8	(4.2)	(0.4)	(4.7)	8.1	(5.4)	20.3	(3.9)	(1.9)

Retail Volumes include sales from Chery Jaguar Land Rover – Q3 FY18 23,388 units, Q3 FY17 19,395 units
Wholesale volumes exclude sales from Chery Jaguar Land Rover – Q3 FY18 25,328 units, Q3 FY17 21,335 units

- 7 -

Q3 PBT down Ł63m 17MY run-out, higher D&A; exceptional gain in FY17 IFRS, Łm    Wholesales +2.8k Q3 FY17 5.6% Ł137m D&A on Ł67m prior period Tianjin recovery, units and Q3 FY18 6.9% of new models MTM loss offset by China favourable mix revenue market incentive    375     86(73) 32540(178) 275255 102(40) 225 192 175 125 75 25 (25) PBTVolume, mixNetContributionStructuralFXOtherPBT Q3 FY17& marketpricingcostscostsQ3 FY18 EBIT3.9%0.0%0.4%(2.7)%0.3%0.7%2.6% —8 –

Q3 free cash flow Ł(660)m Ongoing investment, launch-related working capital outflow IFRS, Łm         573(35)730(1,070) 700 500 300 192 100 (100) (300)(661) (321) (500) PBT Q3 FY18Non-cash and otherTaxCash profit after taxInvestmentWorkingFree cash flow capital    * Free cash flow defined as net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations. Free cash flow also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents—9 –

Q3 investment spending 17% of revenue New models, capacity, technology to grow 1,200 IFRS, Łm         5751,070 1,0009.1% 800 600 93495 4021.5% 400 6.4% 200 0 CapitalisedExpensedTotalCapitalTotal R&DR&DR&DInvestment*Investment YoY+23(3)+20+124+144    * Primarily plant, property and equipment of Ł542m—10 –

Ł3.7b cash, Ł1.9b undrawn RCF Strong liquidity, average debt maturity over 4 years IFRS, Łm    Total cash Debt maturity profile 5,000 4,500 4,000 3,840 3,817 3,714 142 3,500 3,000 2,500 2,000 3,675 1,500 1,000 500 770 576 519 370 370 400 370 300—/ / Q3 Q3 CY18 CY19 CY20 CY21 CY22 CY23 CY24 CY27 Total FY17 FY18 Bonds Other debt: Discounted receivables, finance leases and deferred fees Debt—11 –

Q3 YoY favourable FX £100m

Favourable FX revaluation, lower hedge reserve

IFRS, £m



£67m prior period FX revaluation loss
(134)
151
6
23
79
102
Operational Exchange
Realised Hedges & Other
Current Asset/Liability Revaluation
Total FX in EBITDA/EBIT
Unrealised FX Revaluation
Total FX in PBT

End of Period Rates

	Q3 FY17	Q2 FY18	Q3 FY18	YoY Change	QoQ Change
GBP:USD	1.229	1.340	1.350	9.8%	0.7%
GBP:EUR	1.168	1.137	1.129	(3.3%)	(0.7%)
GBP:CNY	8.565	8.908	8.804	2.8%	(1.2%)

Hedge Reserve (Pre-Tax)

	Q3 FY17	Q2 FY18	Q3 FY18
Current Portion	(1,516)	(793)	(705)
Non-Current Portion	(1,456)	(299)	(192)
Total	**(2,972)**	**(1,092)**	**(897)**

Certain analysis undertaken and represented in this document may constitute an estimate from the Company and may differ from the actual underlying results

- 12 -

JLR STRATEGY

Consistent strategy

Investing to drive sustainable profitable growth

Business Blueprint


Experiences people love, for life
More Great Products
Customer First
Environmental Innovation
Global Growth
Transformed Cost Structure
Business Excellence
Engaged Passionate People
Integrity, Pioneering, Excellence, Unity and Responsibility
Our most valuable asset is our people, nothing is more important than their safety and wellbeing

Business Model


Inputs
Customer insights
Suppliers
Raw materials
Skills and people
Investment
Premium quality customer experiences
Innovation, research and technology
Design and engineering
Designing and creating desirable premium products
Manufacturing operations
Logistics
Marketing
Sales network
Financial services
What we do
Reducing environmental impact
Stronger communities
Sustainable profitable growth
Outputs

- 14 -

Responding to challenging environment Geopolitical and Market and Electrification, diesel Driver assistance, High capital economic environment, competitive forces—uncertainty and connectivity and investment including Brexit higher incentives emissions compliance mobility trends requirements Target growing Exciting new Investment in hybrid Investment in new Cost efficiency premium segments & products and BEV technology technologies and management balanced market mix services—15—

Recent trends in industry volumes



Units 000s
- Diesel uncertainty and UK taxation
- Brexit uncertainty
- Market cyclicality
Diesel uncertainty
Market cyclicality
(12.6)%
542
474
5.0%
2,349
2,466
(1.9)%
4,418
4,333
5.3%
2,913
3,066
(0.1)%
7,607
7,595
UK
Europe
US
Overseas
China
Q3 FY17
Q3 FY18

The total industry car volume data above has been compiled using relevant data available at the time of publishing this Interim Report, compiled from national automotive associations such as the Society of Motor Manufacturers and Traders in the UK and the ACEA in Europe, according to their segment definitions, which may differ from those used by JLR. South Korea industry volumes have been excluded from Overseas

- 16 -

Premium car CAGR 2.4% to 7.2m by FY23 Led by China and Overseas; UK, NA weaker Units mils Total CAGR         7.2+2.4% 0.4-1.3% 6.2UK 1.1+4.3% 0.4Overseas 0.9 1.3+1.5% Europe 1.2 North America2.0+0.5% 2.0 1.8China2.4+4.4% FY17FY18FY19FY20FY21FY22FY23 Source: IHS Automotive November 2017, JLR Segments- 17 -

Growing JLR model range to meet demand

JAGUAR | LAND ROVER

LUXURY


XJ


XF SPORTBRAKE


XF


XE

SPORTS


F-TYPE


F-TYPE CONVERTIBLE

JAGUAR XF WINNER
GOLDEN STEERING
WHEEL AWARD
2016 BEST SALOON CAR

JAGUAR F-PACE WINNER
WORLD CAR AWARDS
2017 WORLD CAR
OF THE YEAR

LIFESTYLE


F-PACE


E-PACE


I-PACE

JAGUAR F-PACE WINNER
WORLD CAR AWARDS
2017 WORLD CAR
DESIGN OF THE YEAR

LUXURY – RANGE ROVER


RANGE ROVER


RANGE ROVER SPORT


RANGE ROVER VELAR


RANGE ROVER EVOQUE

LEISURE - DISCOVERY


ALL NEW DISCOVERY


DISCOVERY SPORT

WHATCAR? CAR OF THE YEAR 2016 – RANGE ROVER BEST LUXURY BUY

WHATCAR? CAR OF THE YEAR 2016 – LAND ROVER DISCOVERY SPORT

DUAL PURPOSE - DEFENDER



LAND ROVER DEFENDER
Replacement in development

AUTOCAR AWARDS 2016 – RANGE ROVER SPORT SVR AUTOCAR STAR AWARD

- 18 -

ACES transformation underway    AUTONOMOUS CONNECTED ELECTRIC SHARED • JLR vehicles currently • Investment in technology • I-PACE battery electric • InMotion Ventures include level 2 features and infrastructure to vehicle on sale 2018 invests in the future of support higher levels of transport and mobility • Investing in driver • Range Rover and Range connectivity assistance technology to Rover Sport Plug-in • Ł25m Lyft investment support increasing hybrids now on sale degrees of automation—19 –

Electrification roadmap Investment in recent years starting to deliver Present from 2020 • New and refreshed vehicles with electric options • All JLR vehicles offer electric options • First plug-in hybrids now offered in 18MY • Plug-in hybrids Range Rover and Range Rover Sport • Mild hybrids • E-TYPE Zero revealed at Tech-Fest 2017 • Battery electric vehicles • I-PACE battery electric vehicle mid 2018—20 –

Looking ahead Continuing to invest to drive profitable growth MORE CHALLENGING GLOBAL ENVIRONMENT JAGUAR LAND ROVER OUTLOOK • Cyclically weaker markets in the US and UK • Continue to invest (Ł4b+ in FY18) in new products, technology and capacity to drive profitable growth • More competitive pricing in many markets • Q4 FY18: Expect a stronger all round performance • Diesel uncertainty in the UK and Europe driven by new models, seasonality and improved profitability • Greater geopolitical uncertainty (e.g. Brexit) • Achieve 8%-10% EBIT margin planning target over • Electrification and other technological changes the medium term with new models driving operating leverage and greater cost efficiencies • Get “fit for future”, by continuing to review, re-design and refresh our – Asset base, investment priorities, policies – Processes and capabilities • Update changes if any in 3-6 months—21—

Thank You Kenneth Gregor Jaguar Land Rover CFO, Jaguar Land Rover Abbey Road, Whitley, Coventry CV3 4LF Bennett Birgbauer Jaguarlandrover.com Treasurer, Jaguar Land Rover Jaguar Land Rover Investor Relations investor@jaguarlandrover.com Tata Motors Investor Relations Ir_tml@tatamotors.com—22 –

ADDITIONAL SLIDES

Q3 revenue up 4%, PBT £63m lower

17MY run-out, higher D&A; exceptional gain in FY17

	Q3 FY18	Q3 FY17	Change	9M FY18	9M FY17	Change
Retail volumes ('000 units)	154.4	149.3	5.1	441.6	424.5	17.1
Wholesale volumes ('000 units)	133.7	130.9	2.8	383.0	375.9	7.1
Revenues	**6,310**	**6,048**	**262**	**18,231**	**17,071**	**1,160**
EBITDA	**685**	**611**	**74**	**1,873**	**1,898**	**(25)**
EBITDA margin	10.9%	10.1%	0.8 ppt	10.3%	11.1%	(0.8 ppt)
EBIT	**164**	**237**	**(73)**	**562**	**804**	**(242)**
EBIT %	2.6%	3.9%	(1.3 ppt)	3.1%	4.7%	(1.6 ppt)
Profit before tax and one-off items	**192**	**170**	**22**	**734**	**799**	**(65)**
One-off items	-	85	(85)	438	135	303
Profit before tax	**192**	**255**	**(63)**	**1,172**	**934**	**238**
Investment	1,070	926	144	3,098	2,402	696
Free cash flow (before financing)	(661)	27	(688)	(1,994)	(607)	(1,387)
Cash	3,714	3,841	(127)	3,714	3,841	(127)

- 24 -

Q3 revenue up 4%, PBT Ł63m lower 17MY run-out, higher D&A; exceptional gain in FY17        Q3 FY18 Q3 FY17Change9M FY189M FY17Change 40324335 Revenues6,3106,04826218,23117,0711,160 Material and other cost of sales(4,033)(3,836)(197)(11,599)(10,564)(1,035) Employee costs(680)(648)(32)(1,998)(1,838)(160) Other (expense) /income*(1,314)(1,332)18(3,928)(3,843)(85) Product development costs capitalised402379231,1671,07295 Underlying EBITDA685611741,8731,898(25) Depreciation and amortisation(546)(409)(137)(1,474)(1,207)(267) Share of profit / (Loss) from Joint Venture2535(10)16311350 Underlying EBIT164237(73)562804(242) Undesignated debt/unrealised hedges MTM*41(62)10321019191 Net finance (expense) / income and other(13)(5)(8)(38)(24)(14) Profit before tax and one-off items19217022734799(65) One-off items-85(85)438135303 Profit before tax192255(63)1,172934238 Income tax(103)(88)(15)(303)(219)(84) Profit after tax89167(78)869715154    * The one-off Items impacting the year to date relate to a Ł437m credit relating to changes made to the Company’s pension plans in Q1 FY18 and the non-recurrence of Tianjin recoveries (Ł135m in 9M FY17 ) The mark to market of realised gains/losses on matured, hedge accounted FX trades is now reported against ‘Revenue’ or ‘Material and other cost of sales’ in line with the respective underlying hedged item. For consistency, comparative periods have been restated for this change in presentation—25 –

9m FY18 retails 441,600 up 4.0% YoY China, Overseas, North America up; UK & Europe lower    Yo Wholesales Units 92.0 82.3 93.0 49.3 66.4 YoY (6.5)% 9.2% (4.0)% 13.9% 7.1%    Retail Volumes include sales from Chery Jaguar Land Rover – 9M FY18 65,425 units, 9M FY17 46,926 Wholesale volumes exclude sales from Chery Jaguar Land Rover – 9M FY18 67,764 units, 9M FY17 49,936 units—26—

9m FY18 retails 441,600 up 4.0% YoY

Led by Velar and F-PACE; RR Sport 17MY run-out



88.1
74.0
54.4
55.0
39.6
34.5
30.5
24.5
25.9
7.2
7.5
0.6
0.0
XE
XF
XJ
E-PACE
F-PACE
F-TYPE
Discovery Sport
Discovery
RR Evoque
RR Velar
RR Sport
Range Rover
Discontinued

	XE	XF	XJ	E-PACE	F-PACE	F-TYPE	Discovery Sport	Discovery	RR Evoque	RR Velar	RR Sport	Range Rover	Discontinued
YoY	(6.8)	4.9	(1.2)	0.6	8.4	(0.2)	(0.1)	0.8	(5.6)	25.9	(8.5)	(0.0)	(1.2)
Wholesales													
Units	22.0	14.2	7.3	1.8	51.6	7.4	53.7	37.7	58.2	38.5	51.9	38.6	0.0
YoY	(11.4)	(4.7)	0.2	1.8	(1.2)	(1.0)	(5.9)	9.2	(9.9)	38.5	(7.9)	(0.2)	(0.5)

Retail Volumes include sales from Chery Jaguar Land Rover – 9M FY18 65,425 units, 9M FY17 46,926

Wholesale volumes exclude sales from Chery Jaguar Land Rover – 9M FY18 67,764 units, 9M FY17 49,936 units

Defender/Freelander/XK (Discontinued)

- 27 -

China joint venture XEL now on sale Retail volumes Current models JLR share of profit XF L XEL Discovery Sport Evoque Upcoming models E-PACE—28 –

Q3 YoY favourable FX Ł100m Favourable FX revaluation, lower hedge reserve    0    Q3 FY18 Q2 FY18ChangeQ3 FY17Change 403932 Operational exchangen/an/a(65)n/a(134) Realised FX hedges and other(304)(343)39(455)151 Revaluation of current assets and liabilities4(11)15(2)6 Total FX impacting EBITDA & EBITn/an/a(11)n/a23 Revaluation of unrealised currency derivatives862(13)21 Revaluation of USD and Euro Debt414(10)(54)58 Total FX impact on PBTn/an/a(19)n/a102 Realised commodities (incl. in EBITDA & EBIT)1147(11)22 Unrealised commodities (excl. from EBITDA & EBIT)2949(20)524 Total Commodities impact on PBT (incl. in contribution costs)4053(13)(6)46 Total pre-tax hedge reserve(897)(1,092)195(2,972)2,075 Current portion of hedge reserve(705)(793)88(1,516)811 End of Period Exchange RatesQ-o-Q GBP:USD1.3501.3400.7%1.2299.8% GBP:EUR1.1291.137(0.7%)1.168(3.3%) GBP:CNY8.8048.908(1.2%)8.5652.8% Certain analysis undertaken and represented in this document may constitute an estimate from the Company and may differ from the actual underlying results - 29 -